January 28, 2025

Stuart V. Flavin III
Interim Chief Executive Officer
MultiSensor AI Holdings, Inc.
2105 West Cardinal Drive
Beaumont, Texas 77705

        Re: MultiSensor AI Holdings, Inc.
            Registration Statement on Form S-3
            Filed January 23, 2025
            File No. 333-284437
Dear Stuart V. Flavin III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Drew Capurro, Esq.